May 7, 2019

Terren Peizer
Chairman and Chief Executive Officer
BioVie Inc.
11601 Wilshire Boulevard, Suite 1100
Los Angeles, CA 90025

       Re: BioVie Inc.
           Registration Statement on Form S-1
           Filed April 30, 2019
           File No. 333-231136

Dear Mr. Peizer:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-1 filed on April 30, 2019

Cover page

1. We note your disclosure of a recent sale price of your common stock on the OTCQB
       Marketplace. Please expand your disclosure to state the expected offering price per share or method by which the offering price will be determined. Refer to Instruction 2 to Item
       501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Terren Peizer
BioVie Inc.
May 7, 2019
Page 2



       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameTerren Peizer
                                                           Division of
Corporation Finance
Comapany NameBioVie Inc.
                                                           Office of Healthcare
& Insurance
May 7, 2019 Page 2
cc:       Mitchell S. Nussbaum, Esq.
FirstName LastName